                                                                            Exhibit 11
                              THE BEAR STEARNS COMPANIES INC.
                      STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                        (UNAUDITED)


                                        Three Months Ended
                                   September 30,    September 24,
                                        1994             1993

                                 (In thousands, except share data)

Weighted average common
  and common equivalent
  shares outstanding:
    Average Common Stock
     outstanding                     112,558          120,465
    Average Common Stock
     equivalents:
      Common Stock issuable
       under employee
       benefit plans                     824            1,198
      Common Stock issuable
       assuming conversion
       of CAP Units                   15,318            8,637
Total weighted average
 common and common
 equivalent shares
 outstanding                         128,700          130,300

Net income                          $ 35,461         $104,303

Preferred Stock dividend
 requirements                         (6,232)          (5,537)

Income adjustment
  (net of tax) applicable
  to deferred compensation
  arrangements                         2,442            1,141

Adjusted net income                 $ 31,671         $ 99,907

Earnings per share                  $    .25         $    .77


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